                            Filed by: CSX Corporation, CSX Transportation, Inc.,
                 Norfolk Southern Corporation, Norfolk Southern Railway Company,
                                               and Consolidated Rail Corporation
                                                            Pursuant to Rule 425
                                   under the Securities Act of 1933, as amended.

                                  Subject Company: Consolidated Rail Corporation
   Commission File Nos: 1-8022, 1-3359, 1-8339, 1-743, 1-3744, 1-4793 and 1-5462

                         QUESTIONS AND ANSWERS REGARDING
                     PROPOSED CONRAIL SPIN OFF TRANSACTIONS

1. Please list the specific benefits that Norfolk Southern Corporation ("NSC") and CSX Corporation ("CSX") expect to receive from direct ownership of Pennsylvania Lines LLC ("PRR") and New York Central Lines LLC ("NYC"), respectively.

            The proposed transfer of NYC to CSX Transportation, Inc. ("CSXT") and PRR to Norfolk Southern Railway Company ("NSR") would simplify the existing management structure of Consolidated Rail Corporation ("Conrail") assets. Specifically, both CSX and NSC will benefit from:

            - Increased independence over the management of the assets of NYC and PRR;

            - Improved transparency of financial reporting of CSX and NSC by consolidation of the financial results of NYC and PRR into those of CSX and NSR, respectively, thereby enhancing access to the capital markets;

            - Elimination of the dependence of CSXT on NSR's consent and NSR on CSXT's consent for many decisions relating to CSXT's and NSR's respective management of the underlying assets of NYC and PRR;

            - Improved incentives for new business innovations, long-term capital improvements and strategic dispositions and acquisitions of NYC and PRR properties and assets; and

            - Reductions in potential conflicts associated with the indirect joint ownership of NYC's and PRR's assets, which arise because CSX and NSC, though joint owners of NYC and PRR, do not share a joint economic agenda regarding NYC and PRR due to their status as competitors.

            See p. 58 of the NSR Registration Statement on Form S-4 (File
      No. 333-114795) (the "NSR S-4") and the CSXT S-4 Registration Statement on Form S-4 (File No. 333-11476) (the "CSXT S-4") filed with the Securities and Exchange Commission ("SEC") on April 23, 2004. See also pp. 8-11 and 17-20 of the CSX/NSC Joint Supplemental Order Petition filed with the Surface Transportation Board (the "Board" or the "STB") in STB Finance Docket No. 33388 (Sub-No. 94) on June 4, 2003 (the "Joint Petition"). Further, see pp. 5-6 of the STB's Decision No.

      2, served November 7, 2003, in the proceeding named above, in which the Board discusses the benefits to each of NSC and CSX resulting from direct ownership of PRR and NYC, respectively.

2. What is the benefit of increased independence over the management of assets?

            As provided by CSX and NSC on p. 10 of the Joint Petition, the current corporate structure presents an unnecessary degree of entanglement between CSX and NS. One example provided in the Joint Petition was the need for involvement by both CSX and NSC in management activities such as the disposition of property. Although the day-to-day activities of the two railroads on the NYC and PRR properties, including most disposals of property, can be performed by the operating railroad (CSXT or NSR) itself, the fair market value of any property disposed of by the operating railroad must be placed in an account that ultimately is for the respective benefit of CSX and NSC in accordance with their 42% - 58% ownership interests.

3.    What is the specific benefit of more transparent financial reporting?

            The financials of NSR include line items related to its operations over PRR lines. See Note 2 to NSR's Consolidated Financials on p. 29 of the 2003 NSR Annual Report on Form 10-K. The financials of NSC include line items related to NSR's operations over PRR lines as well as NSC's investment in Conrail. See Note 2 to NSC's Consolidated Financials on
      p. K49 of the 2003 NSC Annual Report on Form 10-K. After the Conrail Spin Off Transactions, NSR's (and, as a result, NSC's) financials will reflect direct ownership of the PRR properties.

            The financials of CSXT include items related to its operations over NYC lines. See Note 2 to CSXT's Consolidated Financials beginning on p. 31 of the 2003 CSXT Annual Report on Form 10-K. The financials of CSX include line items related to CSXT's operations over NYC lines as well as CSX's investment in Conrail. See Note 2 to CSX's Consolidated Financials beginning on p. 52 of the 2003 CSX Annual Report on Form 10-K. After the Conrail Spin Off Transactions, CSXT's (and, accordingly CSX's) financials will reflect direct ownership of the NYC properties.

4.    How will the Conrail Spin Off Transactions affect the "Shared Assets
      Areas"?

            As described on p. 56 of the NSR S-4 and CSXT S-4:

            The Conrail Spin Off Transactions, as defined in the NSR S-4 and CSXT S-4, have been structured to preserve the existing rail operating structure in Conrail's "Shared Assets Areas" separately designated as North Jersey, South Jersey/Philadelphia and Detroit, and are intended to preserve the competitive rail service by NSC and CSX to and from the Shared Assets Areas that resulted from the creation of the Shared Assets Areas and otherwise from the original joint acquisition of Conrail.

            For more discussion, see footnote 4 on p. 3 and footnote 9 on p. 10 of the Joint Petition. See also p. 6 of the Board's Decision.

5. How will the Conrail Spin Off Transactions affect the operations on the current PRR and NYC properties (the "Allocated Assets")?

            The proposed transfer of ownership and merger of NYC to and with CSXT and of PRR to and with NSR will not affect rail operations or service, either in the Allocated Assets areas or elsewhere. See p. 12 of the Joint Petition.

6. What is the financial effect of the Conrail Spin Off Transactions on each of NSR and CSXT?

            See the pro forma financials and accompanying footnotes giving effect to the Conrail Spin Off Transactions shown on pp. NSR-6 through NSR-10 of the NSR Appendix to the NSR S-4. Also, please see pp. CSXT-5 through CSXT-9 of the CSXT Appendix to the CSXT S-4.

7. How does the Conrail General Oversight Proceeding before the STB (Proceeding Sub-No. 91 in STB Finance Docket No. 33388 or "Proceeding Sub-No. 91") relate to the Supplemental Order Proceeding related to the Conrail Spin Off Transactions (Proceeding Sub-No. 94 in STB Finance Docket No. 33388, or "Proceeding Sub-No. 94")?

            Proceeding Sub-No. 91 was instituted by the Board as part of its oversight of the implementation of the Conrail Transaction that it approved in 1998.

            Proceeding Sub-No. 94 relates to the joint petition by CSX, NSC and Conrail for a Supplemental Order from the Board authorizing the Conrail Spin Off Transactions contemplated by the Distribution Agreement. The STB's Decision No. 2, served on November 7, 2003 in Proceeding Sub-No. 94, provides that the Conrail Spin Off Transactions will conform the corporate structure of the three petitioners with the reality that has existed since June 1, 1999.

            Both sub-proceedings are part of a joint application process between CSX and NS, and the parties have conducted themselves as joint applicants before the STB in the Conrail matter.

8.    What is the Distribution Agreement and is it publicly available?

            A form of the Distribution Agreement was filed by the parties with the STB on June 4, 2003 in connection with Proceeding Sub-No. 94. It is currently anticipated that a form of the Distribution Agreement will be filed as an exhibit to the S-4 registration statements. The Distribution Agreement is one of the agreements that must be executed in connection with the Conrail Spin Off Transactions.

This description contains forward-looking statements which speak only as of the date they are made, and none of CSX, NSC or Conrail undertakes any obligation to update or revise any forward-looking statement. If CSX, NSC or Conrail do update any forward-looking statement, no inference should be drawn that CSX, NSC or Conrail will make additional updates with respect to that statement or any other forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, and other factors which are, in some cases, beyond the control of CSX, NSC and Conrail and could materially affect actual results, performance or achievements. Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others: (i) success in implementing its financial and operational initiatives; (ii) changes in domestic or international economic or business conditions, including those affecting the rail industry (such as the impact of industry competition, conditions, performance and consolidation); (iii) legislative or regulatory changes; and (iv) the outcome of claims and litigation involving or affecting a company. Other important assumptions and factors that could cause actual results to differ materially from those in the forward-looking statements made by each of NSC and CSX are specified elsewhere in NSC's and CSX's respective documents filed with the SEC. Documents filed with the SEC by CSX and NSC are accessible on the SEC's website at www.sec.gov, CSX's website at www.csx.com and NSC's website at www.nscorp.com.

Registration statements relating to the new CSXT and NSR unsecured debt securities have been filed with the SEC but have not yet become effective. These debt securities may not be sold nor may offers to exchange be accepted prior to the time the registration statements become effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Prospectus and consent solicitation statements and related exchange offer materials will be mailed to holders of Conrail's unsecured debentures in connection with the proposed exchange offer and consent solicitation. These documents will contain important information about the proposed transaction and the proposed exchange offer and consent solicitation. INVESTORS AND HOLDERS OF CONRAIL'S UNSECURED DEBENTURES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE. Investors and holders of Conrail's unsecured debentures will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. In addition, free copies of these documents may be obtained from Conrail by directing a request to: Consolidated Rail Corporation, 2001 Market Street, Philadelphia, PA 19103, Attention:
Corporate Secretary, (215) 209-4054. In addition to the registration statements and prospectuses, CSX and NSC file annual, quarterly and special reports, proxy statements and other information with the SEC. These SEC filings are available to the public through the website maintained by the SEC at http://www.sec.gov. Upon the SEC's declaration of effectiveness of the Registration Statements, a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may also be obtained from: Morgan Stanley & Co. Incorporated, Liability Management Group, 1585 Broadway, Second Floor, New York, New York 10036, Attention: Simon Morgan, phone number: (212) 761-2219.

For media inquiries, please contact Adam A. Hollingsworth at CSXT at (904) 366-2929 and Bob Fort at NSR at (757) 629-2710. Investors may contact Adam A. Hollingsworth at CSXT at (904) 366-2929 and Leanne McGruder at NSR at (757) 629-2861.